Exhibit 99.1
China Finance Online’s 2008 Annual General Meeting as a Publicly Traded Company was
held in Beijing at 10:00 am (Beijing time) on June 30, 2008
Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China
At this annual general meeting of shareholders, four proposals were submitted.
The results of this meeting are as follows:
1.	Messrs. Kheng Nam Lee and Fansheng Guo were re-elected as directors for the ensuing two years and until their successors are elected and duly qualified.

2.	Our shareholders approved the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditor of the Company for a term ending on the date of our next annual general meeting to be held in 2009 and to authorize the board of directors to determine their remuneration.

3.	Our shareholders approved the audited consolidated financial statements for the fiscal year ending on or as of December 31, 2007 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4.	Our shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial information, listed company data and financial analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Securities Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
For further information please contact:
Investor Relations Department
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com